

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 21, 2016

<u>Via E-mail</u>
Edward T. Tilly
Chief Executive Officer
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, Illinois 60605

> **Re: CBOE Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 7, 2016**
> **File No. 333-214488**

Dear Mr. Tilly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-6431 with any questions.

Sincerely,

/s/ Nicole Collings

Nicole Collings
Staff Attorney
Office of Real Estate and
Commodities

cc: Beth E. Peev, Esq.
Sidley Austin LLP